China VoIP & Digital Telecom, Inc.

RM 508, No. 786 Xinluo Street

High-Tech Industrial Development Zone

Jinan, China

February 19, 2008

VIA TELEFAX (202)772-9210

Ms. Katherine Wray

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20249

Re:

China VoIP & Digital Telecom, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed February 1, 2008

File No. 333-131017

Dear Ms. Wray:

We are in receipt of your comment letter dated February 11, 2008 regarding the above referenced filing.  As requested in your letter, we provide a response to the question raised by staff.  For convenience, the matter is listed below, followed by the Company’s response.

General

l.

We note that you are seeking to increase your authorized shares of common stock in order to issue shares underlying the securities issued in the financing disclosed on your Form 8-K filed on December 26, 2007.  Note A to Schedule 14A requires certain disclosures regarding the issuance transaction, because the approval of the increase in authorized shares is in effect approval of the issuance transaction. Accordingly, please ensure that your proxy statement includes all the information called for by Item 11 of Schedule 14A. In this regard, we also note the reference on page 4 of your preliminary proxy statement to “the convertible preferred securities…related to the disclosed financing.”  Your Form 8-K filed December 26, 2007, appears to relate to the issuance of convertible notes and warrants but not to convertible preferred securities. Please revise your proxy statement as appropriate, or advise.

We have revised our proxy statement to ensure that it includes all the information called for within Item 11 of Schedule 14A and have also revised to remove references to convertible preferred securities as our Form 8-K filed December 26, 2007 relates to the issuance of convertible notes and warrants but not to convertible preferred securities.

2.

The penultimate paragraph on page 1 states that, “if no choice is specified in the proxy, the shares represented by the proxy will be voted FOR the election of all the nominees to serve as our directors,” yet your filing does not appear to relate to the election of directors. Please revise as appropriate, or advise.

We have revised our proxy statement to remove references to election of directors, as our proxy solely pertains to an increased in the authorized shares.

3.

Please ensure that your filing discloses all plans, proposals and arrangements you have for the issuance of the shares that will result from the proposed increase in authorized shares of common stock. If you have no such plans, proposals or arrangements, other than those already specifically disclosed, please include a statement to that effect in your filing.

We have revised our proxy statement to include the following language:

The Board of Directors has proposed this amendment to ensure that the Company has sufficient shares available to comply with its obligations under the Securities Purchase Agreement, Notes, Warrants and Registration Rights Agreement aforementioned and has no additional plans, proposals and/or arrangements for the issuance of the shares that will result from the proposed increase in authorized shares of common stock.

Finally, the Company acknowledges the following:

-should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHINA VOIP & DIGITAL TELECOM, INC.

By:	/s/ Li Kumwu
Li Kunwu
President and Chief Executive Officer